UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Pasithea Therapeutics Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

70261F103

(CUSIP Number)

David Delaney

Concord Investment Partners Ltd.

60 St. Clair Avenue East, Suite 702

Toronto, ON, M4T 1N5

Canada

(416) 951-9214

Avi Geller

Leonite Capital LLC

1 Hillcrest Center Drive Suite 232

Spring Valley, NY 10977

(845) 517-2340

Eric Shahinian

Camac Partners, LLC

350 Park Avenue, 13th Floor

New York, NY 10022

(914) 629-8496

With a copy to:

Douglas K. Schnell

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 27, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70261F103	13D	Page 2 of 15

(1)	NAMES OF REPORTING PERSONS Concord IP2 Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Province of Ontario

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
191,321 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
191,321 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 191,321 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
(14)	TYPE OF REPORTING PERSON (see instructions) CO

* Percentage calculated based on 26,548,688 shares of common stock, par value $0.0001 per share, outstanding as of July 26, 2022, as reported in the preliminary proxy statement of Pasithea Therapeutics Corp. filed on July 26, 2022.

CUSIP No. 70261F103	13D	Page 3 of 15

(1)	NAMES OF REPORTING PERSONS Elderhill Corporation
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Province of Ontario

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
35,200 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
35,200 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,200 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
(14)	TYPE OF REPORTING PERSON (see instructions) CO

* Percentage calculated based on 26,548,688 shares of common stock, par value $0.0001 per share, outstanding as of July 26, 2022, as reported in the preliminary proxy statement of Pasithea Therapeutics Corp. filed on July 26, 2022.

CUSIP No. 70261F103	13D	Page 4 of 15

(1)	NAMES OF REPORTING PERSONS David Delaney
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
226,521 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
226,521 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 226,521 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 26,548,688 shares of common stock, par value $0.0001 per share, outstanding as of July 26, 2022, as reported in the preliminary proxy statement of Pasithea Therapeutics Corp. filed on July 26, 2022.

CUSIP No. 70261F103	13D	Page 5 of 15

(1)	NAMES OF REPORTING PERSONS Leonite Capital LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
1,034,702 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
1,034,702 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,034,702 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%*
(14)	TYPE OF REPORTING PERSON (see instructions) CO

* Percentage calculated based on 26,548,688 shares of common stock, par value $0.0001 per share, outstanding as of July 26, 2022, as reported in the preliminary proxy statement of Pasithea Therapeutics Corp. filed on July 26, 2022.

CUSIP No. 70261F103	13D	Page 6 of 15

(1)	NAMES OF REPORTING PERSONS Avi Geller
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
1,034,702 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
1,034,702 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,034,702 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 26,548,688 shares of common stock, par value $0.0001 per share, outstanding as of July 26, 2022, as reported in the preliminary proxy statement of Pasithea Therapeutics Corp. filed on July 26, 2022.

CUSIP No. 70261F103	13D	Page 7 of 15

(1)	NAMES OF REPORTING PERSONS Camac Partners, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
1,166,735 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
1,166,735 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,166,735 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 26,548,688 shares of common stock, par value $0.0001 per share, outstanding as of July 26, 2022, as reported in the preliminary proxy statement of Pasithea Therapeutics Corp. filed on July 26, 2022.

CUSIP No. 70261F103	13D	Page 8 of 15

(1)	NAMES OF REPORTING PERSONS Camac Capital, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
1,166,735 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
1,166,735 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,166,735 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 26,548,688 shares of common stock, par value $0.0001 per share, outstanding as of July 26, 2022, as reported in the preliminary proxy statement of Pasithea Therapeutics Corp. filed on July 26, 2022.

CUSIP No. 70261F103	13D	Page 9 of 15

(1)	NAMES OF REPORTING PERSONS Camac Fund, LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
1,166,735 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
1,166,735 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,166,735 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 26,548,688 shares of common stock, par value $0.0001 per share, outstanding as of July 26, 2022, as reported in the preliminary proxy statement of Pasithea Therapeutics Corp. filed on July 26, 2022.

CUSIP No. 70261F103	13D	Page 10 of 15

(1)	NAMES OF REPORTING PERSONS Eric Shahinian
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
1,166,735 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
1,166,735 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,166,735 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 26,548,688 shares of common stock, par value $0.0001 per share, outstanding as of July 26, 2022, as reported in the preliminary proxy statement of Pasithea Therapeutics Corp. filed on July 26, 2022.

Explanatory Note

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed on June 1, 2022, as amended on June 16, 2022, and June 27, 2022 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 3.	Source and Amount of Funds or Other Consideration.

The third paragraph under Item 3 is amended and restated as follows:

The shares of Common Stock purchased by Camac were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,166,735 shares of Common Stock beneficially owned by the Camac Persons is approximately $1,145,000 (including brokerage commissions and transaction costs).

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following:

As of July 27, 2022, the Reporting Persons are continuing to solicit consents to call a special meeting of the Issuer’s stockholders (a “Special Meeting”). Additional information regarding the Reporting Persons’ attempt to call a Special Meeting can be found in the definitive special meeting request statement filed by the Reporting Persons with the Securities and Exchange Commission on July 14, 2022 (the “Special Meeting Request Statement”). As noted in the Special Meeting Request Statement, the Reporting Persons have also made two books and records demands to receive additional information regarding the Issuer and investigate potential wrongdoing by the Board.

The Reporting Persons strongly believe that, as a matter of good corporate governance, stockholders should be permitted to fill any vacancies on the Board, including those created by the removal of directors. The Reporting Persons urge the Issuer, in the strongest possible terms, to listen to the will of its stockholders and take any necessary action to allow stockholders, at a Special Meeting, to fill vacancies on the Board. To that end, and to preserve all of their rights, the Reporting Persons submitted a nomination notice to the Issuer (the “Nomination Notice”) nominating three individuals—David Delaney, Avi Geller and Eric Shahinian—for election to the Board (such individuals, the “Nominees”). The Nomination Notice discloses the Reporting Person’s intent to solicit proxies from their fellow stockholders to elect the Nominees. The Nomination Notice also includes a proposal concerning the repeal of any provision or amendment to the Issuer’s bylaws adopted by the Board without stockholder approval after April 13, 2021 (the last date that the bylaws were publicly disclosed by the Issuer).

The Nominees are:

David Delaney. Mr. Delaney is a successful investor who has been the President of Concord Investment Partners since 2017. Concord Investment Partners invests in listed equities, publicly traded debt, derivatives and private companies. Since August 2021, Mr. Delaney has also been the President of Concord Delta Inc., an investment fund manager and exempt market dealer in Ontario. From August 2018 to January 2021, Mr. Delaney served as the Chairman of the board of directors of Parkit Enterprise Inc. (“Parkit”), and from August 2018 to November 2019 he served as Executive Chairman of Parkit. Since February 2021, Mr. Delaney has served as a non-executive director of Parkit. Parkit is a publicly traded real estate investment corporation listed on the TSX Venture Exchange and engaged in the acquisition, optimization and asset management of income producing industrial real estate and parking facilities across Canada and the United States. Mr. Delaney has a B.A. from Acadia University and a Master’s of Architecture from the University of Toronto. Mr. Delaney has been a CFA Charterholder since 2016.

Avi Geller. Mr. Geller is a successful investor with significant and diversified experience serving on public company boards. He has been the Chief Investment Officer of Leonite since January 2017. Leonite is a group of diversified family office investment vehicles with extensive holdings in real estate, venture capital, private equity, public equities (with a focus on small-cap and micro-cap public companies), alternative lending and hedge funds. From May 2018 to June 2021, Mr. Geller was the interim Chief Executive Officer of Parkit. In that role, Mr. Geller completed a successful series of real estate transactions that resulted in substantial stockholder value creation. From September 2017 to June 2018, Mr. Geller was Executive Chairman of Axios Mobile Assets Corp., a logistics enabler that provides next-generation bio-based pallet technology. Mr. Geller has served as a director at Parkit since May 2018. Since January 2017, he has been a director at DealFlow Financial Products, Inc., an information services provider to investment banks, investment funds and financial services companies. Since November 2018, he has served as a director of Nova Minerals Ltd, an Australian Securities Exchange listed company focused on developing the Estelle gold trend in Alaska. Since November 2020, he has been a director at Australis Capital Inc., a Canadian Securities Exchange listed company that is implementing a capital light growth strategy towards establishing a highly competitive and profitable MSO in the U.S. and global cannabis markets.

Eric Shahinian. Mr. Shahinian has over a decade of experience as a successful investor. He is the managing member of Camac Capital, which is the general partner of Camac Fund. He is also the managing member of Camac Partners, which is the investment manager of Camac Fund. Mr. Shahinian founded Camac Partners, which manages investments for institutional and high net worth investors, in 2011 and has served as its managing member since that time. Mr. Shahinian also supervises the accounting and audit functions, including external personnel, of funds managed by Camac Partners. Prior to founding Camac Partners, he was an analyst at Kingstown Capital Management L.P., an investment firm, from 2009 to 2011. From 2015 to 2017, Mr. Shahinian was a director of Khan Resources, Inc., a company that was involved in the development of the Dornod uranium property in Mongolia, during which time the company reached a settlement with the government of Mongolia regarding an arbitration award entered in the company’s favor and paid out a large return of capital. Mr. Shahinian has been a director of Liberated Syndication Inc., a world-leading podcast hosting network, since October 2019; he is also the chair of the compensation committee. Mr. Shahinian has a B.S. from Babson College.

The Reporting Persons are confident that the Nominees will bring needed accountability to the Board. Each possesses the fresh perspectives and a sense of urgency necessary to unlock the Issuer’s full potential.

Item 5.	Interest in Securities of the Issuer.

The first paragraph under Item 5(a) and (b) is amended and restated as follows:

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of 4 p.m., Eastern time, July 27, 2022, the Reporting Persons beneficially owned 2,427,958 shares of Common Stock, representing approximately 9.1% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of the Common Stock is based on 26,548,688 shares of Common Stock outstanding as of July 26, 2022, as reported in the preliminary proxy statement of the Issuer filed on July 26, 2022.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended and restated as follows:

The following documents are filed as exhibits:

Exhibit Number	Description
1	Joint Filing and Advocacy Agreement.*
2	Letter to the Issuer’s Board of Directors, dated June 1, 2022.*
3	Press release, dated June 23, 2022.*

* Previously filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2022

CONCORD IP2 LTD.

	By:	/s/ David Delaney
	Name:	David Delaney
	Title:	President

ELDERHILL CORPORATION

	By:	/s/ David Delaney
	Name:	David Delaney
	Title:	President

/s/ David Delaney
David Delaney

LEONITE CAPITAL LLC

	By:	/s/ Avi Geller
	Name:	Avi Geller
	Title:	CIO

/s/ Avi Geller
Avi Geller

CAMAC PARTNERS, LLC

By: Camac Capital, LLC
its general partner

	By:	/s/ Eric Shahinian
	Name:	Eric Shahinian
	Title:	Managing Member of the GP

CAMAC CAPITAL, LLC

By:	/s/ Eric Shahinian
Name:	Eric Shahinian
Title:	Managing Member

CAMAC FUND, LP

By: Camac Capital, LLC
its general partner

By:	/s/ Eric Shahinian
Name:	Eric Shahinian
Title:	Managing Member of the GP

/s/ Eric Shahinian
Eric Shahinian

Schedule A

Transactions by the Reporting Persons in the Past 60 Days

The following table sets forth all previously unreported transactions with respect to the Common Stock effected in the 60 days preceding July 27, 2022, by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., Eastern time, on July 27, 2022.

Beneficial Ownership	Transaction Date	Purchase or Sale	Quantity	Price per Share (excluding commission)	How Effected
Camac Fund LP	06/29/2022	Purchase	96	$0.969	Open market
Camac Fund LP	06/30/2022	Purchase	100	$0.99	Open market
Camac Fund LP	07/05/2022	Purchase	177,594	$0.9996	Open market
Camac Fund LP	07/06/2022	Purchase	27,842	$0.9866	Open market
Camac Fund LP	07/07/2022	Purchase	1,095	$1.017	Open market
Camac Fund LP	07/14/2022	Purchase	3,540	$1.0081	Open market
Camac Fund LP	07/27/2022	Purchase	47,916	$1.1552	Open market

Page 15 of 15